BY EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 4561 Washington, D.C. 20549 Attn: Hugh West, Accounting Branch Chief	August 27, 2007

RE:	Trustmark Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Fiscal Quarter Ended March 31, 2007 File No. 0-3683

Dear Mr. West:

Set forth below is the response of Trustmark Corporation (Trustmark) to the comment of the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in its letter dated August 14, 2007 relating to Trustmark’s Form 10-K for the year ended December 31, 2006 and Form 10-Q for the fiscal quarter ended March 31, 2007.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007
Note 11 - Statements of Cash Flows

1.
Comment:  We note you identified an immaterial error in your Statements of Cash Flows for prior periods.  We also note that the error relates to the improper reporting of certain non-cash transactions relating to GNMA mortgage loans in various components within the cash flow statements.  Please provide us with the following additional information:

•	a description of the certain non-cash transactions relating to GNMA mortgage loans;

•	how you currently report these transactions in your Statements of Cash Flows; and

•
a comprehensive analysis of the impact of this change on your Statements of Cash Flows for each annual and quarterly period affected, including the quantitative and qualitative factors considered (SAB 99 analysis) when determining that the error was immaterial.

Response:
During 2005, the Federal Financial Institutions Examination Council clarified its regulatory reporting instructions regarding the Government National Mortgage Association (GNMA) Mortgage Loan Optional Repurchase Program.  GNMA mortgage-backed securities are backed by residential mortgage loans that are insured or guaranteed by the Federal Housing Administration (FHA), the Department of Veterans Affairs/Veterans Administration (VA), or the Farmers Home Administration (FmHA). The GNMA programs in which Trustmark participates, allow financial institutions to buy back individual delinquent mortgage loans meeting certain criteria from the securitized loan pool for which the institution provides servicing. At the servicer's option and without GNMA's prior authorization, the servicer may repurchase such a delinquent loan for an amount equal to 100% of the remaining principal balance of the loan. Under Statement of Financial Accounting Standards (SFAS) No. 140, this buy-back option is considered a conditional option until the delinquency criteria are met, at which time the option becomes unconditional.

When the loans backing a GNMA security are initially securitized, SFAS No. 140 permits the transferor of the loans to treat the transaction as a sale for accounting purposes because the conditional nature of the buy-back option means that the transferor (seller) does not maintain effective control over the loans. The loans are also removed from the seller’s balance sheet at such time. When individual loans later meet GNMA’s specified delinquency criteria and are eligible for repurchase, the seller (provided the seller is also the servicer) is deemed to have regained effective control over these loans and, under SFAS No. 140, the loans can no longer be reported as sold. The delinquent GNMA loans must be brought back onto the seller-servicer’s books as assets and initially recorded at fair value, regardless of whether the seller intends to exercise the buy-back option.  An offsetting liability also would be recorded at such time.

In 2005, Trustmark National Bank, a wholly-owned subsidiary of Trustmark, began reporting GNMA loans that qualify for repurchase by creating a reclassification entry which effectively increased loans held for sale and short-term borrowings in conjunction with applicable regulatory instructions.  Upon inclusion in Trustmark’s consolidated Balance Sheet at December 31, 2005, the effect of this reclassification entry, which is considered a noncash transaction,  impacted purchases and originations of loans held for sale as well as other operating activities, net (operating activities) while also influencing the net change in loans (investing activities) and short-term borrowings (financing activities)  line items of Trustmark’s Statements of Cash Flows in its Form 10-K for the year ended December 31, 2005.  During the first quarter of 2007, a review of the impact of this reclassification entry on the Statements of Cash Flows revealed that Trustmark had made an error in its presentation.  The error, which was unintentional and of a clerical nature, was the result of utilizing the full balance of the GNMA loans eligible for repurchase for this reclassification entry rather than the change in these balances in computing the changes in cash flows.

In preparing its Form 10-Q for the quarter ended March 31, 2007, Trustmark used Commission Staff Accounting Bulletin 99 (SAB 99) as its guide in evaluating the impact of this error.  Trustmark reviewed the specific quantitative and qualitative measures indicated by SAB 99 to determine the materiality of this error on its consolidated financial statements for the quarter ended March 31, 2007, as well as the for the years ended December 31, 2005 and 2006, and documented this evaluation in a written memo.  As a result of this evaluation, Trustmark concluded that the impact of the misstatement was not material to the Statements of Cash Flows or consolidated financial statements taken as a whole for the years ended December 31, 2005 or 2006.

SAB 99 provides that “[m]ateriality concerns the significance of an item to users of a registrant’s financial statements,” and that a “matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”  In Statement of Financial Accounting Concepts No. 2, the FASB recited the standard of materiality as follows:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

For the reasons set forth below, which are derived from Trustmark’s SAB 99 memorandum, Trustmark concluded that, in light of the surrounding circumstances, the judgment of a reasonable person relying upon Trustmark’s Statements of Cash Flows or consolidated financial statements taken as a whole for the years ended December 31, 2005 and 2006 would not be changed or influenced by the correction of the misstatement, and that the error was therefore not material.

Quantitative Evaluation

SAB 99 indicates that quantitative thresholds such as relative percentages can be used as an initial step in the assessment of materiality of misstatements.   As reflected in Note 11 of the Notes to consolidated financial statements in Trustmark’s Form 10-Q for the quarter ended March 31, 2007, the reclassification error resulted in changes to specific classifications within the components of the Statements of Cash Flows but not to the overall decrease/increase in cash or cash equivalents or the beginning or ending cash balances.  Although the adjustment as a percentage was greater than the 5% “rule of thumb” threshold referenced in SAB 99 for comparing misstatements for an income statement, the adjustments did not reverse any trends within the various activities within the Statements of Cash Flows, meaning the adjustments did not reverse cash provided or used within any activities.

In addition, the adjustments to correct the error, in Trustmark’s judgment, would not impact the decisions of a reasonable person who would utilize the reported consolidated financial statements to make investment decisions.

Qualitative Factors

Other factors considered in determining the materiality of this error were qualitative and included the following:

•
The misstatement was limited to the Statements of Cash Flows and had no impact on the Balance Sheets, Statements of Retained Earnings, Statements of Income, related disclosures or key financial measures. Therefore, this misstatement also should have had no impact on analysts’ expectations for Trustmark and, in Trustmark’s judgment, would have had no impact on investors’ decisions regarding Trustmark stock.

•	The misstatement had no impact on Trustmark’s compliance with regulatory requirements.

•	The misstatement had no impact on Trustmark’s compliance with contractual covenants.

•	The misstatement had no impact on any compensation-related matter, including stock awards, and did not have the effect of increasing management’s compensation.

•	The misstatement did not arise as a result of management actions intended to “manage” reported earnings.

•	The misstatement was unintentional and did not involve the concealment of any unlawful transactions.

Accordingly, in analyzing the relevant factors set forth in SAB 99, Trustmark concluded – and still believes – that the adjustments were not material to the Statements of Cash Flows or the consolidated financial statements taken as a whole for the year ended December 31, 2005 or 2006.  Although not known at the time of evaluating the materiality of the error with respect to the fiscal quarter ended March 31, 2007, as evidence that Trustmark’s conclusion of “immateriality” was correct, Trustmark’s disclosure and correction of the error in its Form 10-Q for fiscal quarter ended March 31, 2007 did not result in a significant positive or negative market reaction.

Conclusion

Based on the analysis outlined above, it is Trustmark’s judgment that the misstatement to the Statements of Cash Flows, as illustrated by the disclosure included in Trustmark’s Form 10-Q for the fiscal quarter ended March 31, 2007, is immaterial within the guidelines of SAB 99 and to the consolidated financial statements taken as a whole and did not require restatement of prior period financial statements.

Beginning with the quarter ended March 31, 2007, Trustmark used the net change in the GNMA loans eligible for repurchase when compared with December 31, 2006,  as the basis for this reclassification entry which is utilized to eliminate the impact of this noncash transaction from the net change in loans (investing activities), short-term borrowings (financing activities) and purchases and originations of loans held for sale (operating activities) and ultimately offset in other operating activities, net (operating activities) on its Statements of Cash Flows.

In connection with our comments, Trustmark acknowledges that:

•	Trustmark is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	Trustmark may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (601) 208-2310 if you have any additional questions or comments.

Very truly yours,

/s/ Louis E. Greer
Louis E. Greer
Treasurer and Principal Financial Officer
Trustmark Corporation